SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CNPJ/ME 76.483.817/0001-20 - NIRE 41300036535 - CVM Registration 1431-1
B3 (CPLE3)
NYSE (ELPC)
LATIBEX (XCOPO)

Copel Consolidates its Position as One of the Top Companies in
ESG Practices - Dow Jones Best in Class Index

COPEL (“the Company”) announces to its shareholders and the market at large that it has been included in the Dow Jones Best-in-Class (DJ BIC) Index portfolio, in the Global segment, ranking among the top-performing companies in ESG practices. The index is internationally recognized as one of the leading benchmarks in corporate sustainability.

The DJ BIC brings together approximately the top 10% of companies in each sector that stand out for their consistent adoption of and high performance in environmental, social, and governance (ESG) criteria, and is widely used by investors who incorporate these factors into their investment decisions and portfolios.

Annually, more than 12,000 companies are invited to participate in the Corporate Sustainability Assessment (CSA), conducted by S&P Global. Of this group, only about 3,500 companies qualify to be considered for inclusion in the index, with those showing the best relative performance in their respective sectors being selected.

“Copel’s inclusion in the Dow Jones Best-in-Class Index is an important recognition of the consistent work the Company has been carrying out and its ongoing effort to improve its processes. This result reinforces our team’s commitment to the pillars of business sustainability and responsible management, integrating them into day-to-day decisions and long-term strategy. It is a source of pride and highlights the fundamental role of our employees, who bring these commitments to life in practice,” states the CEO of Copel, Daniel Slaviero.

Curitiba, May 04, 2026

Felipe Gutterres

Vice-President of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 4, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.